UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	New Collective Labor Agreement in Bromine Compounds

September 11, 2020

New Collective Labor Agreement in Bromine Compounds

Further to item 6.D of the Company’s Annual Report for 2019 filed on March 5, 2020, the Company wishes to report, that a new collective labor agreement (the "CLA") was signed between the Company's subsidiary, Bromine Compounds Ltd. ("Bromine Compounds"), the Bromine Compounds workers' union, the New Israeli General Workers' Federation (Histadrut) and the Negev Regional Workers' Federation, in effect until April 2025.

The Main terms of the CLA include, among other things, salary increases for employees to whom the CLA applies, a retirement plan for permanent employees and a reduction of FTE's. The annual additional cost of implementing the agreement is not material.

Name of the authorized signatory on the report and the authorized electronic reporter: Aya Landman, Adv.
Position: VP, Company Secretary & Global Compliance
Signature Date: September 11, 2020

PRESS CONTACT Or-li Kasuto Madmon Scherf Communications +972-52-4447750 Orli@scherfcom.com	INVESTOR RELATIONS CONTACT Dudi Musler Investor Relations Manager +972-3-6844448 Dudi.Musler@icl-group.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
Name:	Kobi Altman
Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name:	Aya Landman
Title:	VP, Company Secretary & Global Compliance

Date: September 11, 2020